NO ACT

PE 1-30-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024867

February 13, 2008

George G. Yearsich
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/13/2008

Re: XTO Energy Inc.
Incoming letter dated January 30, 2008

Dear Mr. Yearsich:

This is in response to your letter dated January 30, 2008 concerning the shareholder proposal submitted to XTO by the College Equities Retirement Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Hye-Won Choi
Vice President,
Associate General Counsel
TIAA-CREF
730 Third Avenue
New York, NY 10017

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

RECEIVED

2008 JAN 30 PM 3: 12

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Morgan Lewis
COUNSELORS AT LAW

George G. Yearsich
Partner
202.739.5255
gyearsich@morganlewis.com

1934 Act Section 14(a)
Rule 14a-8(i)(3)

January 30, 2008

HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: XTO Energy Inc.: Omission of Stockholder Proposal of College Retirement Equities Fund

Ladies and Gentlemen:

On behalf of XTO Energy Inc. ("XTO" or the "Company"), we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if XTO omits from its 2008 proxy materials a stockholder proposal and statement of support submitted by TIAA-CREF on behalf of the College Retirement Equities Fund (the "Proponent") for inclusion in the Company's 2008 proxy materials. The proposal and supporting statement are collectively referred to as the "Proposal" and are enclosed herewith.

We also have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, five additional copies of this letter and the Proposal. We are sending a copy of this letter to the Proponent as formal notice of XTO's intention to exclude the Proposal from its 2008 proxy materials.

The Proposal, submitted to the Company on November 15, 2007, reads as follows:

> RESOLVED, that the shareholders of XTO Energy, Inc. (the "Company") recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

The Proposal may be excluded from the Company's 2008 proxy materials pursuant to Rule 14a-8(i)(3) because it is materially misleading within the meaning of Rule 14a-9.

Morgan Lewis
COUNSELORS AT LAW

The Proposal Is Excludable Under Rule 14a-8(i)(3) Because It Is Materially Misleading.

Under Rule 14a-8(i)(3), a stockholder proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Stockholder proposals seeking stockholder advisory votes on companies' Compensation Committee Reports are materially misleading and, thus, excludable under Rule 14a-8(i)(3). See, e.g., Entergy Corporation (Feb. 14, 2007); Sara Lee Corporation (Sept. 11, 2006).

As the Staff is aware, on July 26, 2006, the Commission adopted revisions to the disclosure rules relating to executive compensation (the "2006 Revisions"). Among other things, the Commission revised Item 402(k) of Regulation S-K, which previously had required a board Compensation Committee Report describing compensation policies applicable to a company's executive officers. Under the 2006 Revisions, compensation committee reports are now governed by Item 407(e)(5) and are only required to disclose whether (i) the compensation committee reviewed and discussed the Compensation Discussion and Analysis with management, and (ii) based on such review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report, proxy statement, or information statement. The Company's Compensation Committee Report complies with this new requirement. Given the limited content of the Company's Compensation Committee Report after the 2006 Revisions, a stockholder advisory vote on the Company's Compensation Committee Report would not, despite the Proposal's stated intent, "advise the company's board and management whether the company's policies and decisions on compensation have been adequately explained and whether they are in the best interest of shareholders." Nor will such vote "inform management and the board of shareholder views."

Since January 2007, the Staff has concurred in the exclusion under Rule 14a-8(i)(3) of stockholder proposals seeking advisory votes on companies' Compensation Committee Reports. For example, in Wellpoint, Inc. (Feb. 12, 2007), Wellpoint received a stockholder proposal seeking a stockholder vote on an advisory resolution "to approve the report of the Compensation Committee as presented in the Compensation Discussion and Analysis section of the proxy statement." In follow-up correspondence submitted to the Staff in response to Wellpoint's no-action request, the proponent argued that a stockholder advisory vote to approve the Compensation Committee Report was "akin to a vote to approve the [compensation] policies and decisions themselves," and the proponent offered to modify the proposal so that the stockholder advisory vote was on approving "the company's objectives, policies and decisions regarding executive officer compensation, as presented in the Compensation Discussion and Analysis section of the proxy statement," eliminating any reference to the "report of the Compensation Committee." The Staff rejected the proponent's argument, did not allow the proponent to revise its proposal, and concurred that the proposal was excludable under Rule 14a-8(i)(3) as materially misleading under Rule 14a-9.

Indeed, since January 2007, the Staff has consistently taken the position that stockholder proposals seeking advisory stockholder votes on companies' Compensation Committee Reports are excludable under Rule 14a-8(i)(3) as materially misleading. See, e.g., Entergy Corporation (Feb. 14, 2007); Safeway Inc. (Feb. 14, 2007); Energy East Corporation (Feb. 12, 2007); Citigroup Inc. (Jan. 31, 2007); Johnson & Johnson (Jan. 31, 2007). Like the proposal at issue in these letters, since the instant

Proposal seeks a stockholder advisory vote on the Company's Compensation Committee Report, it is materially misleading and, therefore, excludable under Rule 14a-8(i)(3).

Accordingly, consistent with the Staff's no-action letters cited above, we respectfully request the Staff's concurrence that it will not recommend enforcement action to the Commission if XTO omits the Proposal from its 2008 proxy materials under Rule 14a-8(i)(3). If you have any questions or require additional information concerning this matter, please call me at (202) 739-5255, or Kathy L. Cox, Vice President and Associate General Counsel of XTO, at (817) 885-2215.

Sincerely,

George G. Yearsich

Enclosures

cc: TIAA-CREF

TIAA CREF
FINANCIAL SERVICES
FOR THE GREATER GOOD®

John C. Wilcox
Senior Vice President,
Head of Corporate Governance
Tel: 212.916.5404
Fax: 212.916.6383

Hye-Won Choi
Vice President,
Associate General Counsel
Tel: 212.916.5647
Fax: 212.916.6383

November 15, 2007

Ms. Virginia Anderson
Corporate Secretary
XTO Energy, Inc.
810 Houston Street
Fort Worth, TX 76102

Dear Ms. Anderson:

On behalf of the Boards of Trustees of TIAA-CREF, we are writing to ask that your Board consider voluntarily adopting a shareholder advisory vote on executive compensation. In 2007 TIAA-CREF became the first U.S. entity to adopt and implement the advisory vote. Our trustees strongly support its implementation at portfolio companies. We would prefer to see action taken voluntarily rather than in response to regulation or legislation. For this reason, we are submitting the attached shareholder resolution that calls for you to adopt an advisory vote in the form of a management proposal supported and recommended by your board.

We are mindful that compensation decisions must be made by boards of directors, not shareholders. It is not our intention to micromanage or substitute our judgment on these important and sensitive decisions. However, as a matter of good governance, we believe directors should be held to a high standard of accountability in explaining and justifying their compensation policies and decisions in terms of a company's business strategy and performance. This is the goal of the new SEC disclosure rules, and we believe a shareholder referendum on the content and quality of executive compensation disclosure is the best means to ensure that this goal is achieved.

We hope you will join us in taking a leadership position on this important governance principle. We are willing to consider alternatives to our shareholder proposal, which is intended as a starting point for your board and management to implement an advisory vote in a form best suited to your company and circumstances.

We look forward to your response.

Sincerely,

Proposal Submission

On Behalf of the College Retirement Equities Fund ("CREF"), we hereby submit the enclosed shareholder proposal (the "Proposal") for inclusion in XTO Energy, Inc.'s (the "Company") proxy statement to be circulated to stockholders in connection with the Company's next annual meeting of stockholders. The Proposal asks the Company to offer its stockholders the opportunity at each annual stockholder meeting to cast a non-binding advisory vote on the Company's executive compensation policies set forth in the Board Compensation Committee Report and the Compensation Discussion and Analysis ("CD&A") sections of the proxy statement.

The Proposal is submitted pursuant to Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, as amended, which relates to the submission of stockholder proposals. We are exercising this right by submitting this Proposal, noting the Company's December 15, 2007 filing deadline. If the Company is willing to engage in a dialogue with CREF regarding best practices with respect to its CD&A, we would be open to discussing withdrawal of the Proposal.

CREF is the beneficial owner of approximately 8,130,296 shares of the Company's common stock that have been held continuously for more than a year prior to the date of this submission. CREF and its affiliated mutual funds are long-term holders of the Company's common stock. CREF intends to hold at least $2,000 in market value of the Company's common stock through the date of the Company's next annual meeting of stockholders. The record holder of the stock will provide appropriate verification of CREF's beneficial ownership by separate letter. The undersigned or a designated representative will present the Proposal for consideration at the Company's annual meeting of stockholders.

If you have any questions or wish to arrange a meeting to discuss our concerns, please contact John Wilcox at (212) 916-5404 or Hye-Won Choi at (212) 916-5647. Copies of correspondence, including any request for "no-action" relief submitted to the Staff of the Securities and Exchange Commission, should likewise be directed to our attention at 730 Third Avenue, New York, NY 10017.

Proposal Text

RESOLVED, that the shareholders of XTO Energy, Inc. (the "Company") recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Supporting Statement

The recent amendments to the Securities and Exchange Commission's rules governing the disclosure of executive compensation are intended to provide shareholders with clearer and more complete information about the Company's compensation policies, goals, metrics, rationale and cost. The new rules should enable shareholders to make an informed judgment about the appropriateness of the company's compensation program. We believe that a non-binding, advisory vote is an effective way for shareholders to advise the company's board and management whether the company's policies and decisions on compensation have been adequately explained and whether they are in the best interest of shareholders.

An advisory vote would inform management and the board of shareholder views without involving shareholders in compensation decisions. We believe that the results of an advisory vote would encourage independent thinking by the board, stimulate healthy debate within the Company and promote substantive dialogue about compensation practices between the Company and its investors.

We urge you to vote "FOR" this proposal.

STATE STREET.

Jorge Flores
Vice President

Institutional Investor Services
Two World Financial Centre
225 Liberty Street
24th Floor
New York, NY 10281

Telephone: 917-790-4133
Facsimile: 917-790-4290
jflores@statestreet.com

8th November 2007

Mr. Peter Reali
Senior Corporate Government Analyst
TIAA-CREF
730 Third Avenue
New York, NY 10017

Dear Peter:

State Street is the custodian and record owner of stock owned beneficially by the College Retirement Equities Fund (CREF).

As of 1st November 2007, State Street had custody of 8,130,296 shares of XTO Energy, Inc., Cusip # 98385X106 owned by TIAA-CREF TIAA CREF has continuously owned this issuer for more than a one-year period ending November 2007.

Sincerely,

Jorge Flores

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: XTO Energy Inc.
Incoming letter dated January 30, 2008

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to conclude that XTO has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that XTO may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END